UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

HYSTER-YALE MATERIALS HANDLING, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 449172204	Schedule 13D/A	Page 2 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,759
	8	SHARED VOTING POWER 1,708,754
	9	SOLE DISPOSITIVE POWER 29,759
	10	SHARED DISPOSITIVE POWER 1,708,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.30%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 3 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 1,717,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.30%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 4 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,266
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 64,266
	10	SHARED DISPOSITIVE POWER 1,654,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,718,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.80%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 5 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,332
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,332
	10	SHARED DISPOSITIVE POWER 1,716,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,718,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.80%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 6 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,586
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,586
	10	SHARED DISPOSITIVE POWER 1,679,387
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,737,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.29%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 7 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,272
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,272
	10	SHARED DISPOSITIVE POWER 1,710,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,737,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.29%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 8 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,760
	8	SHARED VOTING POWER 1,437,504
	9	SOLE DISPOSITIVE POWER 123,760
	10	SHARED DISPOSITIVE POWER 1,437,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.78%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 9 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,783
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,783
	10	SHARED DISPOSITIVE POWER 1,558,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.78%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 10 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,027
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,027
	10	SHARED DISPOSITIVE POWER 338,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.88%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 11 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,919
	8	SHARED VOTING POWER 1,438,343
	9	SOLE DISPOSITIVE POWER 145,919
	10	SHARED DISPOSITIVE POWER 1,438,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.37%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 12 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,622
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,622
	10	SHARED DISPOSITIVE POWER 1,580,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.37%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 13 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 193,760
	8	SHARED VOTING POWER 1,443,833
	9	SOLE DISPOSITIVE POWER 193,760
	10	SHARED DISPOSITIVE POWER 1,443,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,637,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.73%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 14 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,123
	8	SHARED VOTING POWER 5,989
	9	SOLE DISPOSITIVE POWER 3,123
	10	SHARED DISPOSITIVE POWER 1,634,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,637,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.73%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 15 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 747
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 747
	10	SHARED DISPOSITIVE POWER 1,434,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,435,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.58%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 16 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,009
	8	SHARED VOTING POWER 1,930
	9	SOLE DISPOSITIVE POWER 9,009
	10	SHARED DISPOSITIVE POWER 340,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 17 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 10,217
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 348,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90%
14	TYPE OF REPORTING PERSON* IN

.

CUSIP No. 449172204	Schedule 13D/A	Page 18 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas E. Taplin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 19 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cory Freyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 21 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMR Associates, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 22 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vested Trust for the benefit of Margaret Pollard Rankin U/A/D December 4, 2015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 23 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vested Trust for the benefit of James T. Rankin, Jr. U/A/D December 4, 2015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 24 of 34 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Claiborne R. Rankin Trust for the children of Claiborne R. Rankin, Jr. dated August 26, 2016 for the benefit of Claiborne Read Rankin, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 25 of 34 Pages

Part II to Schedule 13D/A

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by certain signatories to the Stockholders’ Agreement, dated as of September 12, 2012, among the stockholders party thereto and the Issuer (as amended, the “Stockholders’ Agreement”), that appeared in the Schedule 13D filed by the Reporting Persons on October 9, 2012 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2013 (“Amendment No. 1”), as further amended by Amendment No. 2 filed on February 14, 2014 (“Amendment No. 2”), as further amended by Amendment No. 3 filed on February 17, 2015 (“Amendment No. 3”) and as further amended by Amendment No. 4. filed on February 16, 2016 (together with the Initial Filing, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Filings”). This Amendment No. 5 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background.

(a)–(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading James T. Rankin are hereby deleted and replaced in their entirety by the following:

James T. Rankin. Mr. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is self employed in commercial real estate.

The statements under the heading Caroline T. Ruschell, which appear in the Filings, are hereby deleted and replaced by the following:

Caroline T. Ruschell. Ms. Ruschell’s address is 201 Legacy Dr. Nicholasville KY, 40356. She is retired.

The statements under the heading Julia Rankin Kuipers, which appear in the Filings, are hereby deleted and replaced by the following:

Julia L. Rankin Kuipers Mrs. Kuipers’ address is 11 Sargent Rd. Winchester, MA 01890. She is not employed.

The statements under the heading Thomas Parker Rankin, which appear in the Filings, are hereby deleted and replaced by the following:

Thomas Parker Rankin. Mr. Rankin’s address is 70 West 11th Street, Apt 4E, New York, NY 1011. He is an Investment Analyst.

The statements under the heading Jacob A. Kuipers, which appear in the Filings, are hereby deleted and replaced by the following:

Jacob A. Kuipers Mr. Kuipers’ address is 11 Sargent Rd. Winchester, MA 01890. He is an attorney at McDermott, Will & Emery.

The following new Reporting Persons shall be added:

CUSIP No. 449172204	Schedule 13D/A	Page 26 of 34 Pages

AMR Associates, LP. AMR Associates, LP is a Delaware limited partnership (“AMR Associates”). Its principal business is to hold under common management certain shares of Class A Common Stock (“Class A Common”) of Hyster-Yale Materials Handling, Inc. and Class B Common, beneficially owned by certain Reporting Persons. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. The following Reporting Persons are trustees and primary beneficiaries of trusts acting as general partners of AMR Associates: Helen R. Butler and Clara Rankin Williams.

Vested Trust for the benefit of Margaret Pollard Rankin U/A/D December 4, 2015. Mr. James T. Rankin is the trustee. Mr. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is self employed in commercial real estate.

Vested Trust for the benefit of James T. Rankin, Jr. U/A/D December 4, 2015. Mr. James T. Rankin is the trustee. Mr. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is self employed in commercial real estate.

Claiborne R. Rankin Trust for the children of Claiborne R. Rankin, Jr. dated August 26, 2016 for the benefit of Claiborne Read Rankin, III. Mr. Claiborne R. Rankin, Jr. is the trustee. Mr. Rankin’s home address is 600 West Drummond Place, Unit 308, Chicago, IL 60614. He is employed in software sales at BrokerSavant, Inc.

Item 5. Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin Jr. are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 29,759 shares of Class B Common and shares the power to vote and dispose of 1,708,754 shares of Class B Common. Collectively, the 1,738,513 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 44.30% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Victoire G. Rankin are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin has the sole power to vote and dispose of 21,006 shares of Class B Common and shares the power to dispose of 1,717,507 shares of Class B Common. Collectively, the 1,738,513 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 44.30% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Clara T. Rankin Williams are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 64,266 shares of Class B Common and shares the power to dispose of 1,654,447 shares of Class B Common. Collectively, the 1,718,713 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 43.80% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading David B. Williams are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams has the sole power to vote and dispose of 2,332 shares of Class B Common and shares the power to dispose of 1,716,381 shares of Class B Common. Collectively, the 1,718,713 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 43.80% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Helen R. Butler, are hereby deleted and replaced in their entirety by the following:

CUSIP No. 449172204	Schedule 13D/A	Page 27 of 34 Pages

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 58,586 shares of Class B Common and shares the power to dispose of 1,679,387 shares of Class B Common. Collectively, the 1,737,973 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 44.29% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading John C. Butler, Jr., are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 27,272 shares of Class B Common and shares the power to dispose of 1,710,701 shares of Class B Common. Collectively, the 1,737,973 shares of Class B Common beneficially owned by Mr. Butler constitute approximately 44.29% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Claiborne R. Rankin, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 123,760 shares of Class B Common and shares the power to vote and dispose of 1,437,504 shares of Class B Common. Collectively, the 1,561,264 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 39.78% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Chloe O. Rankin, are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin has the sole power to vote and dispose of 2,783 shares of Class B Common and shares the power to dispose of 1,558,481 shares of Class B Common. Collectively, the 1,561,264 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 39.78% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Claiborne R. Rankin, Jr., are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 10,027 shares of Class B Common and shares the power to dispose of 338,295 shares of Class B Common. Collectively, the 348,322 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 8.88% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Thomas T. Rankin, are hereby deleted and replaced in their entirety by the following:

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 145,919 shares of Class B Common and shares the power to vote and dispose of 1,438,343 shares of Class B Common. Collectively, the 1,584,262 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 40.37% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Corbin K. Rankin, are hereby deleted and replaced in their entirety by the following:

Corbin K. Rankin. Ms. Rankin has the sole power to vote and dispose of 3,622 shares of Class B Common and shares the power to dispose of 1,580,640 shares of Class B Common. Collectively, the 1,584,262 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 40.37% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Roger F. Rankin, are hereby deleted and replaced in their entirety by the following:

CUSIP No. 449172204	Schedule 13D/A	Page 28 of 34 Pages

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 193,760 shares of Class B Common and shares the power to vote and dispose of 1,443,833 shares of Class B Common. Collectively, the 1,637,593 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 41.73% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Alison A. Rankin, are hereby deleted and replaced in their entirety by the following:

Alison A. Rankin. Ms. Rankin has the sole power to vote and dispose of 3,123 shares of Class B Common, shares the power to vote and dispose of 5,989 shares of Class B Common with her husband (Roger F. Rankin) and shares the power to dispose of 1,634,470 shares of Class B Common. Collectively, the 1,637,593 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 41.73% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Bruce T. Rankin, are hereby deleted and replaced in their entirety by the following:

Bruce T. Rankin. Mr. Rankin has the sole power to vote and dispose of 747 shares of Class B Common and shares the power to dispose of 1,434,721 shares of Class B Common. Collectively, the 1,435,468 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 36.58% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Matthew M. Rankin, are hereby deleted and replaced in their entirety by the following:

Matthew M. Rankin. Mr. Rankin has the sole power to vote and dispose of 9,009 shares of Class B Common, shares the power to vote 1,930 shares of Class B Common and shares the power to dispose of 340,225 shares of Class B Common. Collectively, the 349,234 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 8.90% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Elizabeth B. Rankin, are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Ms. Rankin has the sole power to vote and dispose of 722 shares of Class B Common and shares the power to vote 10,217 shares of Class B Common and dispose of 348,512 shares of Class B Common. Collectively, the 349,234 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 8.90% of the Class B Common outstanding as of December 31, 2016.

The statements under the heading Thomas E. Taplin, Jr., are hereby deleted and replaced in their entirety by the following:

Thomas E. Taplin, Jr. Mr. Taplin is deceased.

The statements under the heading Cory Freyer, are hereby deleted and replaced in their entirety by the following:

Cory Freyer Ms. Freyer owns no class B shares.

CUSIP No. 449172204	Schedule 13D/A	Page 29 of 34 Pages

The following new Reporting Persons shall be added:

AMR Associates, LP. The partnership has the sole power to vote and dispose of 217,394 shares of Class B Common. Collectively, the 217,394 shares of Class B Common beneficially owned by the partnership constitute approximately 5.54% of the Class B Common outstanding as of December 31, 2016.

Vested Trust for the benefit of Margaret Pollard Rankin U/A/D December 4, 2015. The trust has no power to vote or dispose of any shares of Class B Common. James T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Vested Trust for the benefit of James T. Rankin, Jr. U/A/D December 4, 2015. The trust has no power to vote or dispose of any shares of Class B Common. James T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Claiborne R. Rankin Trust for the children of Claiborne R. Rankin, Jr. dated August 26, 2016 for the benefit of Claiborne Read Rankin, III. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Filings is hereby amended by inserting at the end thereof the following:

Effective December 2, 2016, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to Stockholders’ Agreement is filed as Exhibit 11 hereto and is incorporated herein by reference.

Effective December 22, 2016, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement to add an additional Participating Stockholder under the Stockholders’ Agreement. A copy of the Amendment to Stockholders’ Agreement is filed as Exhibit 12 hereto and is incorporated herein by reference.

On May 20, 2016, Corey Freyer, Theodore D. Taplin, Britton T. Taplin, Frank F. Taplin and Beatrice B. Taplin entered into an agreement providing for a right of first refusal with respect to a total of up to 179,257 shares of Class A Common that may be acquired by Ms. Freyer (the “Right of First Refusal Agreement”). Pursuant to the Right of First Refusal Agreement, Ms. Freyer is required to offer for sale such shares of Class A Common to (a) the brothers, mother and related descendants of her late husband, Thomas E. Taplin, and then (b) certain members of the Rankin family as described therein prior to conducting market or other sales of such shares. The Right of First Refusal Agreement is filed as Exhibit 13 hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Filings is hereby amended by inserting at the end thereof the following:

Exhibit 11	Fifth Amendment to Stockholders’ Agreement, dated as of December 2, 2016, by and between the Issuer and the Participating Stockholders.

CUSIP No. 449172204	Schedule 13D/A	Page 30 of 34 Pages

Exhibit 12	Sixth Amendment to Stockholders’ Agreement, dated as of December 22, 2016, by and between the Issuer and the Participating Stockholders.

Exhibit 13	Right of First Refusal Agreement, dated as of May 20, 2016, by and among Corey Freyer, Theodore D. Taplin, Britton T. Taplin, Frank F. Taplin and Beatrice B. Taplin.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 449172204	Schedule 13D/A	Page 31 of 34 Pages

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

/s/ Alfred M. Rankin, Jr.
Name:	Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Trust dated 9/28/2000 between Alfred M. Rankin, Jr., as Trustee & Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for John C. Butler, Jr., as Custodian for Clara Rankin Butler*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for John C. Butler, Jr., as Custodian for Griffin B. Butler*
Attorney-in-Fact for Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of A. Farnham Rankin*

CUSIP No. 449172204	Schedule 13D/A	Page 32 of 34 Pages

Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara Rankin Williams, as Custodian for Margo Jamison Victoire Williams*
Attorney-in-Fact for Clara Rankin Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for David BH Williams, Trustee UAD The Margo Janison Victoire Williams 2004 Trust*
Attorney-in-Fact for David BH Williams, Trustee UAD The Helen Charles Williams 2004 Trust*
Attorney-in-Fact for David B.H. Williams as Custodian for Helen Charles Williams*
Attorney-in-Fact for Julia L. Rankin Kuipers*
Attorney-in-Fact for Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin*
Attorney-in-Fact for Thomas Parker Rankin*
Attorney-in-Fact for Scott Seelbach, as Custodian for Taplin Elizabeth Seelbach*
Attorney-in-Fact for Chloe R. Seelbach, Trustee UAD 2/2/05 The Taplin Elizabeth Seelbach Trust*
Attorney-in-Fact for Rankin Associates IV, L.P.*
Attorney-in-Fact for Marital Trust, dated January 21, 1966, National City Bank & Beatrice Taplin, as Trustees, fbo Beatrice B. Taplin*
Attorney-in-Fact for Matthew M Rankin & James T. Rankin Co-Trustees for Mary M. Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Matthew M. Rankin & James T. Rankin Co-Trustees for William Alexander Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Isabelle Scott Seelbach*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for Mary Marshall Rankin*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for William Alexander Rankin*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for Margaret Pollard Rankin*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Thomas Wilson Seelbach*
Attorney-in-Fact for Chloe R. Seelbach, as Custodian for Isabelle Seelbach*

CUSIP No. 449172204	Schedule 13D/A	Page 33 of 34 Pages

Attorney-in-Fact for Alison A. Rankin, as Custodian for Elisabeth M. Rankin*
Attorney-in-Fact for A. Farnham Rankin*
Attorney-in-Fact for Cory Freyer*
Attorney-in-Fact for Jennifer Dickerman*
Attorney-in-Fact for Trust dated January 11, 1965, PNC Bank & Alfred M. Rankin, Jr. as Co- Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Trust dated 12/28/1978, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966*
Attorney-in-Fact for DiAhn Taplin*
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler*
Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin*
Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*

Attorney-in-Fact for Thomas P. K. Rankin, Trustee of the trust created by the agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P. K. Rankin, as trustee, and Thomas P. K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin*

Attorney-in-Fact for Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin Trust for children of Julia R. Kuipers, dated December 27, 2013 under Custody Agreement dated December 27, 2013, fbo Evelyn R. Kuipers*
AMR Associates, LP****
Vested Trust for the benefit of Margaret Pollard Rankin U/A/D December 4, 2015*****
Vested Trust for the benefit of James T. Rankin, Jr. U/A/D December 4, 2015*****

CUSIP No. 449172204	Schedule 13D/A	Page 34 of 34 Pages

Claiborne R. Rankin Trust for the children of Claiborne R. Rankin, Jr. dated August 26, 2016 for the benefit of Claiborne Read Rankin, III*****

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is filed as Exhibit 7 hereto.

**	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is filed as Exhibit 9 hereto.

***	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 10 to the Schedule 13D, filed hereto.

****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 11 to the Schedule 13D, filed hereto.

*****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 12 to the Schedule 13D, filed hereto.